

OFFERING MEMORANDUM

facilitated by



Twelve78 Brewing LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Twelve78 Brewing LLC
State of Organization	PA
Date of Formation	03/23/2022
Entity Type	Limited Liability Company
Street Address	1278 Tyler Ave, Phoenixville PA, 19460
Website Address	twelve78brewing.com

(B) Directors and Officers of the Company

Key Person	Kara Rogacki
Position with the Company Title First Year	Co-Owner/General Manager 2022
Other business experience (last three years)	- Private Contractor (Doordash, 2021 - Present) - Classroom Aide (Phoenixville School District, 2019 - 2021)

Key Person	Stephen Rogacki
Position with the Company Title First Year	 Co-Owner/Brewer 2022
Other business experience (last three years)	- Assistant Director, IS (UHS, Inc. 2022 - Present) - Manager, IS (UHS, Inc, 2013 - 2022) - Private Contractor (Doordash, 2020 - Present)

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Kara Rogacki	50%
Stephen Rogacki	50%

(D) The Company's Business and Business Plan

Location

- Twelve78 Brewing is strategically located at 35 Bridge Street, Phoenixville, PA 19460, in the Historic Downtown District of Phoenixville. This area attracts a large number of visitors daily, making it a popular destination.

- One of the key advantages of Twelve78's location is its proximity to the Schuylkill River Trail. The trail, which spans 75 completed miles from Philadelphia to Auburn, is situated next to the brewery. This provides access to outdoor activities and scenic views, offering a unique experience compared to other breweries on Bridge Street.

- The leased property faces Ashland Street and offers several outdoor benefits. The building itself is a concrete structure with three large garage doors, allowing for flexible use of the space. With over 5000 square feet available, Twelve78 has ample room for its operations.

- The location benefits from convenient access to major roads such as Rt.23, Rt.113, and Rt.422. This makes it easily accessible for visitors from various directions.

- The Schuylkill River Passenger Train Authority is planning to restore train service from Reading, Pottstown, Phoenixville, and Philadelphia. The train station for this service is conveniently located across the street from Twelve78 Brewing, which could potentially attract more visitors to the area.

- Overall, Twelve78 Brewing's location offers a combination of historical charm, proximity to outdoor attractions, convenient access to major roads, and potential future train service, all of which contribute to its appeal as a destination brewery in Phoenixville.

The Team

Steve Rogacki, Owner & Head Brewer

Steve Rogacki is the Co-owner and Brewer of Twelve78 Brewing LLC. Mr. Rogacki has been brewing beer since 1994 and will be combining his extensive brewing knowledge with over 25 years of corporate leadership experience. Steve has established himself as a respected figure in the Information Technology industry and has begun building the same reputation within the craft beer community.   With an unwavering work ethic and a "no-task-too-big-or-small" mentality, he has positioned himself to build and manage a thriving craft brewery that will excel in excellence and innovation.

With a deep-rooted passion for brewing, Steve's journey began in college brewing for the first time while taking an advanced chemistry class. Over the years, he has honed his skills and developed an unparalleled understanding of the art and science of brewing. His relentless pursuit of brewing mastery led him to experiment with unique flavors, ingredients, and brewing techniques, resulting in the creation of exceptional and distinct craft beers. In 2022, he also earned a Certificate from Cornell University in Craft Brewing.

Beyond his technical expertise, Steve brings invaluable leadership experience to his role as a brewery Co-owner. Having spent over 25 years in corporate leadership positions, he possesses a comprehensive understanding of business operations, strategic planning, and team management. This background has equipped him with the ability to steer his brewery towards success, making sound business decisions while maintaining a strong focus on quality and innovation.

One of Steve's defining characteristics is his unwavering commitment to community and family values. He firmly believes that a brewery should be a gathering place that fosters a sense of belonging and camaraderie. Steve actively engages with the local community, supporting charitable causes and collaborating with other businesses and organizations to promote the growth and well-being of the community as a whole.

Steve's dedication to producing unique and high-quality beer is evident in every aspect of his craft brewery. From sourcing the finest ingredients to employing meticulous brewing techniques, he ensures that each batch of beer represents the pinnacle of craftsmanship. By constantly pushing the boundaries of flavor and style, he strives to provide beer enthusiasts with an extraordinary and memorable drinking experience.

With his diverse skill set, deep-rooted passion, and strong community and family values, Steve Rogacki stands as a shining example of a craft brewery owner who will make an indelible mark on the industry. His unwavering commitment to producing exceptional beer, coupled with his strategic leadership, has garnered him a loyal following and positioned his brewery to become a beacon of excellence in the craft beer landscape.

Kara Rogacki, Co-owner and General Manager

Kara Rogacki is a dedicated co-owner and General Manager of a craft brewery, renowned for her exceptional customer service skills and commitment to creating a warm and welcoming environment for beer enthusiasts. With a deep-rooted belief in the importance of community and family values, Kara is passionate about providing a top-tier brewery experience that leaves a lasting impression on every customer.

With an extensive background in customer service, Kara understands the value of building genuine connections and exceeding expectations. Her ability to listen attentively, empathize, and address the needs of patrons has earned her a reputation as a trusted and personable brewery owner. Kara takes pride in ensuring that every visitor feels valued, fostering a sense of belonging within the brewery's community.

Kara's commitment to community and family values goes beyond the brewery's walls. She actively engages with the local community, supporting local events, charities, and initiatives that promote the well-being and growth of the area. She believes in fostering strong relationships with neighboring businesses and organizations, and will work to create a thriving and interconnected community that benefits everyone.

Passionate about delivering an exceptional brewery experience, Kara believes that every customer should leave with a sense of delight and satisfaction. From the moment they step foot in the brewery, she strives to create a warm and inviting atmosphere where people can relax, enjoy great beer, and connect with others. Kara pays meticulous attention to detail, ensuring that the brewery's offerings are of the highest quality, with a diverse selection of unique and flavorsome beers that cater to a range of tastes.

Kara's dedication to customer satisfaction extends beyond the beer itself. She understands that the overall experience is shaped by the ambiance, service, and interactions with staff. Her strong leadership skills and commitment to continuous improvement enable her to assemble a knowledgeable and friendly team that shares her vision for exceptional customer service. Together, they work tirelessly to create memorable experiences that keep customers coming back time and again.

Driven by her passion for brewing, community, and family values, Kara Rogacki has become an influential figure in the craft brewery scene. Her unwavering commitment to delivering a top-tier brewery experience, coupled with her customer service-focused approach, has set a new standard of excellence in the industry. Through her dedication to building meaningful connections and fostering a strong sense of community, she has created a brewery that not only produces outstanding beer but also serves as a hub of camaraderie, celebration, and lasting memories.

Highlights

- We are a local family-owned and operated craft brewing company soon to be located in the beautiful Phoenixville/Collegeville, PA area.

- We are located 28 miles northwest of Philadelphia at the junction of the French Creek and the Schuykill River. We hope to open our family-friendly taproom in late 2023 to early 2024.

- We bring fresh and new creative ideas and various brewing styles, including IPA's, Sour Ales, Sour Smoothies, Lagers, Pale Ales, etc you get the hint.

- Our taproom will be a simple warm environment where friends and family can relax, have a beer and something to eat while enjoying being in a great conversational environment.

- As we grow our brand, we are building our taproom menu with custom brews for our fans. We've been part of many festivals in 2022 and look to continue that in 2023.

- #BuildingTheBrand While we wait patiently on the State of Pennsylvania to finalize our licensing, we are narrowing down our launch menu and running check batches to take some of our best brews from 30 years of homebrew experience to professional brewing.

Our Mission

At Twelve78 Brewing, our mission is to revolutionize the craft beer scene by crafting unique and unforgettable beers that blend classic styles with cutting-edge technology and techniques. Our Taproom will be a haven for beer lovers, offering a warm and welcoming atmosphere where guests can relax and savor our brews. We strive to create an inclusive and comfortable environment for everyone, so that each person who walks through our doors feels valued and appreciated. Rather than relying on tired formulas or trends, we constantly push the boundaries of what's possible, experimenting with new ingredients, brewing methods, and flavors to create beers that are truly one-of-a-kind. We remain committed to our core values of quality, creativity, and community as we grow and evolve.

Phases

- Phase I: Twelve78 will begin with operations as a microbrewery that will have a 3-vessal 3.5-barrel brewhouse that can produce both 3.5-barrel and 7-barrel batches. Twelve78 plans on producing 500-800 barrels of beer in Phase I. Twelve78 will be selling half pints, pints, and beer flights to its taproom guests. Twelve78 will also be selling to-go packaging in the form of mixed 16 ounce can four packs.

- Phase II: Twelve78 will expand into a 7-barrel brewhouse, utilizing the same 3-vessel system to double batch. Twelve78 will purchase six to eight 7-barrel fermenters.

- Phase III: Twelve78 will expand into a 10-barrel brewhouse and begin contract brewing for other smaller breweries. This expansion will remain within their existing building and will bring in a new source of revenue.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	August 18, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Brew System, Fermenters, Chiller, Walk-in Cooler	$45,000	$67,380
Floor Drains (Brewery, Bathroom, and Bar)	$25,000	$25,000
Taproom Tables	$23,250	$23,250
Mainvest Compensation	$6,750	$8,370
TOTAL	$100,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page

- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	4.0 - 5.0%[2]
Payment Deadline	2029-06-30
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.52%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 4.0% and a maximum rate of 5.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	4.0%
$106,000	4.2%
$112,000	4.5%
$118,000	4.8%
$124,000	5.0%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Kara Rogacki	50%
Stephen Rogacki	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

Twelve78 Brewing forecasts the following milestones:

- Secure lease in Phoenixville, PA by June, 2023.

- Achieve PLCB G Permit by November, 2023

- Achieve $700,000 revenue per year by 2025.

- Achieve $200,000 profit per year by 2025.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Twelve78 Brewing's fundraising. However, Twelve78 Brewing may require additional funds from alternate sources at a later date.

No operating history

Twelve78 Brewing was established in February, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$694,220	$708,104	$743,509	$780,684	$843,139
Cost of Goods Sold	$93,996	$94,936	$96,835	$100,708	$106,751
Gross Profit	$600,224	$613,168	$646,674	$679,976	$736,388
EXPENSES					
Rent	$58,293	$66,000	$66,000	$66,000	$66,000
General Insurance	$5,000	$5,000	$5,000	$5,000	$5,000
Internet & Website	$2,600	$2,600	$2,600	$2,600	$2,600
Marketing & Advertising	$7,500	$7,500	$7,500	$7,500	$7,500
Supplies	$12,000	$12,000	$12,000	$12,000	$12,000
Utlities	$12,000	$12,000	$12,000	$12,000	$12,000
Professional Services	$6,000	$6,000	$6,000	$6,000	$6,000
Travel & Fuel	$6,000	$6,000	$6,000	$6,000	$6,000
Facilities Maintenance	$2,400	$2,400	$2,400	$2,400	$2,400
Merchant Fees	$2,400	$2,400	$2,400	$2,400	$2,400
Payroll & Benefits	$6,121	$7,979	$8,225	$8,337	$8,451
Total Personnel	$54,900	$71,598	$73,773	$74,771	$75,779
Operating Profit	$425,010	$411,691	$442,776	$474,968	$530,258

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V